UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Administradora de Fondos de Pensiones Provida S.A.
(Name of Subject Company)

Administradora de Fondos de Pensiones Provida S.A.
(Names of Persons Filing Statement)

American Depositary Shares (ADS) each representing
fifteen shares of Common Stock, without nominal (par) value
(Title of Class of Securities)

00709P108
(CUSIP Number of Class of Securities)

María Paz Yáñez Macías

Planning and Control Division Manager

Avenida Pedro de Valdivia 100, Santiago, Chile

Telephone number: (56-2) 2351-1483

Fax number: (56-2) 2679-2320

E-mail: myanezm@bbvaprovida.cl (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On April 30, 2013, Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida”) filed with the SEC its annual report on Form 20-F for the year ended December 31, 2012.  That report contained the following remarks regarding a previously announced agreement for MetLife, Inc. or one or more of its wholly-owned affiliates to acquire AFP Provida:

Item 3. Key Information—D. Risk Factors

Failure to commence or consummate the pending tender offer by the MetLife Group could adversely affect Provida’s stock price

On February 1, 2013, a Transaction Agreement was executed by and among Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Inversiones S.A., on the one hand, as sellers, and on the other hand, as purchasers, MetLife, Inc. and certain affiliates (hereinafter, jointly referred as the “MetLife Group”) (the “Agreement”).  Pursuant to the Agreement, Banco Bilbao Vizcaya Argentaria, S.A., subject to the satisfaction of the conditions set forth therein, will sell to the MetLife Group the total direct and indirect stake it holds in Provida.

As described in further detail under “—Recent Developments”, the obligation of the MetLife Group to commence the tender offer and to close the transactions contemplated in the Agreement is subject to the satisfaction of certain conditions precedent, including receipt of regulatory approvals in Chile and Ecuador. The Company cannot assure investors that these conditions will be met, or that the tender offer will be commenced or consummated.

If the tender offer is not commenced or consummated, the market price of the Company’s common stock may decline.

Item 4. Information on Provida—A. History and Development

On February 1, 2013, the Agreement was executed by and among Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Inversiones S.A., on the one hand, as sellers, and on the other hand, as purchasers, members of the MetLife Group. Pursuant to, and subject to the terms and the satisfaction of the conditions set forth in the Agreement, Banco Bilbao Vizcaya Argentaria, S.A., will sell to the MetLife Group the total direct and indirect stake it holds in Provida.

Pursuant to the terms of the Agreement and subject to the satisfaction of the conditions set forth therein, one or more wholly-owned Chilean members of the MetLife Group are currently expected to commence, both in Chile and the United States of America, a tender offer in cash for the purchase of 100% of the 331,316,623 issued and outstanding shares of Provida, extended to all holders thereof. Also, pursuant to the terms of the Agreement and subject to the satisfaction of the conditions set forth therein, BBVA S.A. is currently expected to transfer to the MetLife Group (partially directly through the MetLife tender offer and partially through the sale to MetLife Group of Inversiones Previsionales S.A. following the expiration of the tender offer), the entirety of BBVA S.A.’s directly and indirectly-held approximately 64.3% interest in Provida.

The obligation of the applicable member(s) of the MetLife Group to commence the Provida Offer and to close the transactions contemplated by the Agreement, is subject to the satisfaction of certain conditions precedent, including receipt of regulatory approvals in Chile and Ecuador. Pursuant to Chilean law, the Directors of Provida must issue, at an appropriate time, an informed decision about the fairness of the tender offer for the shareholders of Provida.

The tender offer described here and elsewhere in this Form 20-F has not yet commenced. The description contained in this Form 20-F is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, it shall be conducted in accordance with applicable law in Chile and the United States, and MetLife, Inc. or one or more of its wholly-owned affiliates will, to the extent required, file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”) (and such documentation as may be required to be filed with applicable government authorities in Chile), and Provida will, to the extent required, file a solicitation/recommendation statement on Schedule 14D-9 (and such documentation as may be required to be filed with applicable government authorities in Chile) with respect to the tender offer. Investors and holders of Provida shares are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal (or Chilean equivalent, if applicable) and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Once filed, investors and holders of AFP Provida shares will be able to obtain free copies of these documents and other documents filed by BBVA, AFP Provida and MetLife, Inc. with the Securities and Exchange Commission at the website of the Commission at www.sec.gov. In addition, the solicitation/recommendation statement and related materials may be obtained for free when they become available from MetLife, Inc. or Provida.

Item 19. Exhibits—Notes to the Consolidated Financial Statements—Note 36. Subsequent Events

On February 1, 2013, BBVA Spain, ultimate parent of AFP Provida S.A., subscribed a sale agreement with MetLife Group for the entire stake held in AFP Provida (parent company of Provida Internacional S.A.) equivalent approximately to 64.3%.

Important notice

The tender offer herein described has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, it shall be conducted in accordance with applicable law in Chile and the United States, and MetLife, Inc. or one or more of its wholly-owned affiliates will, to the extent required, file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”) (and such documentation as may be required to be filed with applicable government authorities in Chile), and AFP Provida will, to the extent required, file a solicitation/recommendation statement on Schedule 14D-9 (and such documentation as may be required to be filed with applicable government authorities in Chile) with respect to the tender offer. Investors and holders of AFP Provida shares are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal (or Chilean equivalent, if applicable) and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Once filed, investors and holders of AFP Provida shares will be able to obtain free copies of these documents and other documents filed by BBVA, AFP Provida and MetLife, Inc. with the Securities and Exchange Commission at the website of the Commission at www.sec.gov. In addition, the solicitation/recommendation statement and related materials may be obtained for free when they become available from MetLife, Inc. or AFP Provida.

This notice contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition or divestures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.